BioAuthorize Holdings, Inc.
15849 N. 71st Street, Suite 226
Scottsdale, AZ 85254

August 25, 2008

Jaime G. John
Staff Accountant
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE:	Genesis Holdings, Inc. now known as BioAuthorize Holdings, Inc.
Form 10-KSB for the year ended December 31, 2007 filed on March 31, 2008
File No. 0000-33073

Dear Ms. John:

In response to your comment letter date July 14, 2008 we offer the following responses.

Form 10-KSB for Year Ended December 31, 2007

Report of Independent Registered Public Accounting firm

1.
The audit report of Jewett, Schwartz, Wolfe & Associates only covers the consolidated statements of operations, changes in shareholders’ deficiency and cash flows for the year ended December 31, 2007. Please explain why you did not include an opinion for those statements for the year ended December 31, 2006 as required by Item 310(a) of Regulation S-B.

The Auditor Jewett Schwartz Wolfe & Associates audited December 31, 2007 and 2006. The Prior Weaver & Martin LLC audited December 31, 2006 and consented to the inclusion of the December 31 2006 financial statement information. As required, both December 31, 2007 and December 31, 2006 were audited by the PCAOB Auditors. The Auditors report should state December 31, 2007 and 2006 as noted in the table of contents to the financial statements and is a typo.

Certifications

2.
We note the identification of the certifying individuals at the beginning of the certification (filed in conjunction with this Form 10-KSB and your March 31, 2008 form 10-Q required by Exchange act Rule 13a - 14(a) also includes the title of the certifying individual. Considering that the certifications must be signed in a personal capacity please confirm to us that the officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence.

The certifying individuals of the Company signed the certifications in their respective personal capacities, and we will modify the certifications in future filings to be in compliance with Exchange act Rule 13a - 14(a).

3.
Additionally, we note that your certifications filed in conjunction with your March 31, 2008 Form 10-Q were not filed in the exact form as outlined in Item 601 (B) (31) (i) of Regulation S-K. Some of the discrepancies include deleting the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” In paragraph 4(d) and replacing the word “registrant” with “small reporting issuer.” Please confirm that future filings will be include certifications I the exact form as outlined in Item 601 (B) (31) (i) of Regulations S-K.

The Company will modify the certifications and comply with Regulations S-K for all future filings for which the certification is required.

FORM 10-Q FOR THE THREE MONTHS ENDED MARCH 31, 2008.

Financial Statements and Notes

Condensed Consolidated Balance Sheet, page 3

4.
During 2008 you completed a transaction to legally acquire BioAuthorize, Inc. in exchange for 20,000,000 shares of your common stock issued to the five BioAuthorize, Inc. shareholders. Please clarify whether this transaction was accounted for as a reverse acquisition per paragraph 17 of SFAS 141. If so, please advice us why the equity section of your balance sheet as of December 31, 2007 does not appear to be restated under reverse acquisition accounting. Finally tell us what consideration you gave to disclosing your accounting treatment for this transaction in the footnotes.

We included in our June 30, 2008 10Q footnote number 5 related to the share exchange between the Company and BioAuthorize, Inc. Further we restated the December 31, 2007 balance sheet presentation and footnote disclosure to reflect the reverse merger acquisition accounting.

5.
Further regarding the BioAuthorize, Inc. transaction, we note that the pro forma financial statements included in your Form 8-K filed on May 5, 2008 are dated as of December 31, 2008 and do not include the historical financial statements of the two entities and the pro forma adjustments to the historical financial statements of the individual entities. Please revise the presentation to comply with Rule 8-05 of Regulation S-X. This should include reflecting the transfer of land to the majority shareholder. Refer to SFAS 144 of Guidance on reflecting discontinued operations. Refer to Article 11 of Regulation S-X for enhanced guidelines for the preparation of pro forma information.

The Pro forma condensed consolidated financial statements have been changed to reflect the correct presentation in accordance with rule S-X 11.01 - 11.03

Pro Forma Financial Information

Unaudited Pro Forma Condensed Financial Statement of BioAuthorize Holdings, Inc. and Acquired Genesis Holding, Inc.

The following unaudited pro forma condensed combined financial statements give effect to the Share Exchange Agreement (“Share Exchange”) entered into on February 22, 2008 between BioAuthorize Holdings, Inc. f/k/a Genesis Holdings, Inc.(the “Company’), a Nevada corporation, BioAuthorize, Inc.(“BioAuthorize”), a Colorado corporation, The BioAuthorize shareholders who received shares of the Company’s common stock in the share exchange are Yada Schneider, G. Neil Van Wie, Gerald B. Van Wie, Soliton, LLC and Members Only Financial, Inc. are collectively referred to as the (“Shareholders”) using the reverse merger purchase method of accounting for the business combination.

Pursuant to the Share Exchange, the Company acquired all the outstanding shares of BioAuthorize in exchange for the issuance of 20,000,000 shares of Common Stock of the Company along with certain other terms and conditions and the five (5) former BioAuthorize shareholders acquired approximately 80% of the outstanding shares of the Company’s common stock on a fully diluted basis using the reverse merger purchase method of accounting for the business combination. The value of the acquisition was recorded at $596,107 based on the trading value of the Company’s common stock on the date of closing.

The transaction was accounted for as an acquisition of BioAuthorize under the reverse merger purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, ‘Business Combinations”. Under the purchase method of accounting, the total purchase price is allocated to the net tangible and intangible assets acquired by the Company in connection with the transaction, based on their fair values as of the completion of the transaction.

The unaudited pro forma condensed combined balance sheet gives effect to the transaction as if it occurred on March 31, 2008. The unaudited pro forma condensed combined statements of operations for the years ended December 31, 2007 and 2006 and the three months ended March 31, 2008 give effect to the transaction as if it had occurred on January 1, 2005.

The pro forma adjustments are based upon information and assumptions available at the time of the filing of this Form 8-K/A and result in preliminary allocation of the reverse merger purchase price based on estimates of the fair value of the assets acquired and liabilities assumed. Management believes that the assumptions used provide a reasonable basis on which to present the unaudited pro forma financial data. The unaudited pro forma financial data may not be indicative of the financial position or results that would have occurred if the transaction had been in effect on the dates indicated or which may be obtained in the future.

The unaudited pro forma financial data should be read in conjunction with the historical consolidated financial statements and notes thereto of the Company and BioAuthorize and BioAuthorize Holdings, Inc. f/k/a Genesis Holding, Inc. historical consolidated financial statements are included in Company’s regulatory reports as filed from time to time with the Securities and Exchange Commission.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET FOR MARCH 31, 2008

			Proforma
	BioAuthorize, Inc.	Genesis Holding, Inc.	Adjustments	Notes	Combined

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$93,711	$550,611	$(550,611)	(a)	$93,711
Investment in marketable securities	-	23,975	(23,975)	(a)	-
Investment in residential land		692,063	(692,063)	(a)	-
Prepaid expenses	789	-			789
Total Current Assets	94,500	1,266,649	(1,266,649)		94,500

Property and equipment, net	72,116	-	-		72,116

Patent	9,598	-	-		9,598
Deposits	19,650	-	-		19,650
Total Assets	$195,864	$1,266,649	$(1,266,649)		$195,864

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$10,007	$87,574	$(87,574)	(a)	$10,007
Accrued expenses	30,102	226,811	(226,811)	(a)	30,102
Total Current Liabilities	40,109	314,385	(314,385)		40,109

Total Liabilities	40,109	314,385	(314,385)		40,109

Shareholders' Equity
Common stock, $.001 par value, 25,000,000 shares authorized,	23,725	21,780	(21,780)	(a)	23,725
23,725,000 issued and outstanding as of March 31, 2008				(a)
Additional paid-in capital	2,091,276	581,051	(581,051)	(a)	2,091,276
Accumulated deficit	(1,959,246)	349,433	(322,614)	(a)	(1,932,427)
Total Shareholders' Equity	155,755	952,264	(925,445)		182,574

Total Liabilities & Shareholders' Equity	$195,864	$1,266,649	$(1,239,830)		$195,864

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2008

	BioAuthorize Three Months	BioAuthorize Holdings Inc. f/k/a Genesis Holdings,Inc. Three Months	Proforma
	Ended	Ended			Combined
	March 31, 2008	March 31, 2008	Adjustments	Notes	March 31, 2008

NET REVENUES	$-	$-	$-		$-
COST OF SALES	-	-	-		-
GROSS PROFIT		-	-		-

OPERATING EXPENSES:
Sales and marketing	13,715	-	-		13,715
General and administrative	414,302	26,819	(26,819)	(a)	414,302
Depreciation and amortization	7,801				7,801
Research and development expenses	6,661	-	-		6,661

LOSS FROM OPERATIONS	(442,479)	(26,819)	26,819		(442,479)

Other expenses/(income):
Interest income	(2,319)	-	-		(2,319)
Interest expense	193	-	-		193
Total other (income) expenses	(2,126)	-	-		(2,126)

INCOME (LOSS) BEFORE AND DISCONTINUED OPERATIONS	(440,353)	(26,819)	26,819		(440,353)

Discontinued operations	-	-	1,052,141	(a)	1,052,141

NET LOSS	$(440,353)	$(26,819)	$(1,025,322)	(a)	$(1,492,494)

NET LOSS PER SHARE:

Basic and diluted:	$(0.02)	$(0.00)			$(0.06)

Weighted average per share	23,725,000	23,725,000			23,725,000

(a) Discontinued Operations

The Company exchanged all of the stock held by the Bankston Family Trust in exchange for all of the assets and liabilities of Genesis Land, Inc. and wholly owned subsidiary of BioAuthorize Holdings, Inc. f/k/a/ Genesis Holdings, Inc. ("the Company"). No additional shares were issued only the surrender of Bankston Family Trust shares for the value of the Genesis Land, Inc.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	BioAuthorize Twelve Months Ended December 31, 2007	BioAuthorize Holdings Inc. f/k/a Genesis Holdings, Inc. Twelve Months Ended December 31, 2007	(b) Pro Forma Adjust	Combined December 31, 2007	BioAuthorize Twelve Months Ended December 31, 2006	BioAuthorize Holdings Inc. f/k/a Genesis Holdings, Inc. Twelve Months Ended December 31, 2006	b Pro Forma Adjust	Combined December 31, 2006

NET REVENUES	$-	$1,134,855	$-	$1,134,855	$-	$2,334,919	$-	$2,334,919
COST OF SALES	-	719,643	-	719,643		1,546,579	-	1,546,579
GROSS PROFIT		415,212	-	415,212		788,340	-	788,340

OPERATING EXPENSES:
Sales and marketing	62,978	-	-	62,978	102,298	222,677	-	324,975
General and administrative	1,308,461	297,668	-	1,606,129	-	-	-	-
Depreciation and amortization	13,700	-	6,467	20,167	-		6,467	6,467
Research and development expenses	31,944	-	-	31,944	-	-	-	-

(LOSS) INCOME FROM OPERATIONS	(1,417,083)	117,544	-	(1,299,539)	(102,298)	565,663	-	(331,442)

Other expenses/(income):
Interest income	(1,908)	(29,701)	-	(31,609)	-	-	-	-
Interest expense	1,420	54,924	-	56,344	-	66,533	-	66,533
Total other (income) expenses	(488)	25,223	-	24,735	-	66,533	-	66,533

INCOME (LOSS) BEFORE INCOME TAXES	(1,416,595)	92,321	-	(1,324,274)	(102,298)	499,130	-	396,832

PROVISION (BENEFIT) FOR INCOME TAXES	-	32,312	(32,312)	-	-	62,474	989,667	1,052,141

NET INCOME (LOSS)	$(1,416,595)	$60,009	$(32,312)	$(1,324,274)	$(102,298)	$436,656	$(989,667)	$(655,309)

NET (LOSS) INCOME PER SHARE:

Basic and diluted	$(13.49)	$-		$(0.06)	$(0.97)	$0.02		$(0.03)

Weighted average per share	105,000	21,780,226		21,780,226	105,000	21,780,226		21,780,226

(b) Amortization of Goodwill Intangible

Note 2. Basis of Presentation, page 6

6.
Please tell us how you accounted for the sale of Genesis Land, Inc. and the return of your common stock from your majority shareholder, Bankston Third Family L.P. Include in your response a discussion of the timing of the various components of the transaction, the methods used to determine the value ascribed to Genesis Land, Inc. and the returned common shares, whether you realized a gain or loss, whether you received any proceeds during 2008 from land sales prior to the disposal and your consideration for disclosing your accounting treatment for the transactions and other information required under SFAS 144 and APB 29.

We incorporated the accounting explanation and the share exchange acquisition and accounting treatment of the disposal of Genesis Land, Inc. in exchange for shares of our common stock surrendered by Bankston Third Family Limited Partnership, and the allocation of the purchase price of the entire transaction in Note 5 of our June 30, 2008 report on Form 10-Q. Genesis Land was exchange for the common stock held by Bankston Third Family Limited Partnership. There were no proceeds or cash exchanged in this transaction just the return of common stock in the Company. The value of the exchange was the value of the common stock exchange for the transaction at the trading value at the date of the exchange on March 29, 2008.

NOTE 5 - SHARE EXCHANGE

Effective February 18, 2008, the Company completed its acquisition of BioAuthorize, Inc. pursuant to a Share Exchange Agreement dated February 22, 2008. BioAuthorize, Inc. is a wholly owned subsidiary of the Company. In the share exchange, the former stockholders of BioAuthorize, Inc. received common shares in the Company.

Immediately after the share exchange, the former BioAuthorize, Inc. shareholders owned a total of approximately 80% of the outstanding common stock of the Company. Pursuant to the Share Exchange Agreement, 100% of the outstanding common stock of BioAuthorize Inc. was exchanged for 80% of the Company’s shares of common stock valued at $596,107 and no cash consideration or other consideration was issued or used in the share exchange. In addition to the ownership of the common stock, one of the BioAuthorize Inc. board members became a member of the Board of Directors of the Company and the management of BioAuthorize, Inc became the management team of the Company.

The share exchange was accounted for as a reverse acquisition by BioAuthorize, Inc.., and, accordingly, was deemed to be equivalent, for accounting purposes, to the issuance of BioAuthorize, Inc. common stock in exchange for the fair market value of common stock of the Company. The reasons for the share exchange are as follows:

•	The stock exchange allows for BioAuthorize, Inc. to have more liquidity and stronger market value;
•	The ability to utilize publicly-traded securities as consideration in connection with future potential mergers or acquisitions.

Note 3. Going Concern, page 7

7.
We note that you refer to funding from your affiliate Company, Genesis Land Inc. (Genesis) and imply the possibility of receiving additional funds from Genesis. However, given that you disposed of Genesis, please clarify the on-going relationship such that you could potentially receive funding. We note on page 13 your assessment that cash on hand and expected cash flow was not substantial enough to sustain the Company for more than thirty days. Advice us of your current liquidly position and tell us what consideration you gave to disclosing within Note 3 the thirty day time frame along with a more detailed discussion of your plans to obtain funding.

We inadvertently did not clarify the discussion of receiving funding from Genesis Land, and do not anticipate any funding from Genesis Land following its sale. We have not obtained funding since September 30, 2007. Our chief executive officer has made payment of the Company’s expenses since June 2008. The Company continues to seek additional funding but no assurances can be made that the Company can secure funding on terms and conditions that are acceptable.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 14

8.
Your disclosure indicates that the changes in cash used by operating activities are due primarily to activities related to Genesis Land, Inc. Since the historical financial statements presented appear to be those of the accounting acquirer, BioAuthorize Inc., clarify the nature of the transactions related to Genesis Land that affected cash flows during the period.

The Company did not receive any financing from Genesis Land. We inadvertently did not clarify the language from the prior filings discussing financing from Genesis Land. The Company did not and has not received and funding from Genesis Land nor did it receive and consideration from the disposition of Genesis Land as it was included in the share exchange and no consideration was provided.

The Company hereby acknowledges that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and
(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

BioAuthorize Holdings, Inc.

By: /s/ Yada Schneider

Yada Schneider,
Chief Executive Officer